UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2022

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O.Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On December 19, 2022, Safe-T Group Ltd. (the “Company”) held an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 and Exhibit 99.2, respectively, to its Report submitted on Form 6-K on November 14, 2022, and are incorporated herein by reference.

The results of shareholder voting on the proposals set forth in the Proxy Statement were as follows:

Proposal No.	Proposal	Resolution
1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company’s shareholders.	Approved
2a.	To re-appoint Mr. Chen Katz as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved
2b.	To appoint Mr. Avi Rubinstein as a Class III director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.	Approved
3.	To change the Company’s name as specified in the Proxy Statement and to amend and restate the Company’s Amended Articles of Association to reflect the same.	Approved
4.	To approve an increase of the maximum annual bonus to the Company’s chief executive officer. Mr. Shachar Daniel, for the year 2022, as set forth in the Proxy Statement.	Not Approved
5.	To approve an increase of the per-meeting fee and annual fee to which each of the Company’s Non-Executive Directors shall be entitled to, as set forth in the Proxy Statement.	Not Approved
6.	To grant Mr. Yehuda Halfon, Ms. Rakefet Remigolski, Mr. Moshe Tal and Mr. Avi Rubinstein, options to purchase Ordinary Shares of the Company, as set forth in the Proxy Statement.	Approved
7.	To grant Mr. Chen Katz options to purchase Company’s Ordinary Shares, as set forth in the Proxy Statement.	Approved
8.	To grant Mr. Shachar Daniel options to purchase Company’s Ordinary Shares as set forth in the Proxy Statement.	Approved

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd.
(Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: December 19, 2022

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